UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

(Name of Issuer)

Common Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Steven B. Klinsky

New Mountain Investments III, L.L.C.

787 Seventh Avenue

New York, NY  10019

(212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Investments III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,571,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,571,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,938

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No.

Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian AIV, L.P.

Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,571,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,571,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%

14	Type of Reporting Person PN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Finance AIV Holdings Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,571,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,571,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%

14	Type of Reporting Person CO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,717*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,717*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance Corporation generally will be exercised by it in accordance with the directions of its shareholders.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,670,355

	8	Shared Voting Power 7,350,802*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,571,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,021,157*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.2%

14	Type of Reporting Person IN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised (i) with respect to the common membership units owned by New Mountain Finance AIV Holdings Corporation in accordance with the directions of the partners  of New Mountain Guardian AIV, L.P. (including the partners of its limited partners), (ii) with respect to the common membership units owned by the Reporting Person, in accordance with the directions of the Reporting Person and (iii) with respect to the common membership units owned by New Mountain Finance Corporation, in accordance with the directions of its shareholders.  New Mountain Guardian GP, L.L.C. directly owns 82,717 of the securities shown above and Mr. Klinsky is the sole owner of New Mountain Guardian GP, L.L.C.  The Steven B. Klinsky Trust holds 103,992 of the securities shown above and the Steven B. Klinsky Non-GST Exempt Trust holds 592,155 of the securities show above as a result of a transfer by bona fide gift of securities from Steven B. Klinsky on October 18, 2012.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 103,992*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,992*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky Non-GST Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 592,155*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 592,155*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Adam J. Collins

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,345

	8	Shared Voting Power 696,147*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 712,492*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person OO

* 103,992 of these securities are held in the Steven B. Klinsky Trust, of which the Reporting Person is the trustee. In addition, 592,155 of these securities are held in the Steven B. Klinsky Non-GST Exempt Trust, of which the Reporting Person is also a trustee. Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to 712,492 common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011, Amendment No. 2 thereto filed on October 3, 2012, Amendment No. 3 thereto filed on October 23, 2012, Amendment No. 4 thereto filed on March 28, 2013 and Amendment No. 5 thereto filed on June 28, 2013 (collectively, the “Schedule 13D”), by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust and Adam J. Collins (collectively, the “Reporting Persons”)(1) with respect to the common membership units (“Units”), of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On July 15, 2013, as a result of the partial exercise of the 30-day option to purchase up to an additional 900,000 shares of New Mountain Finance Corporation’s (“NMFC”) Common Stock granted to the underwriters in connection with the June 2013 Resale Offering, AIV Holdings tendered an additional 750,000 Units held by AIV Holdings to NMFC in exchange for $10,582,000 of net proceeds (after deducting underwriting discounts and commissions) and NMFC issued 750,000 shares of its Common Stock directly to the underwriters for the June 2013 Resale Offering.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) — (b).  With respect to each Reporting Person, the aggregate percentage of Units reported beneficially owned by such person named herein is based upon 44,720,486 Units outstanding, which is the total number of Units outstanding as of July 15, 2013.  The aggregate number of Units to which this Statement relates is 9,021,157 Units, constituting approximately 20.2% of the outstanding Units of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to

(1)              Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

On July 15, 2013, as a result of the partial exercise of the 30-day option to purchase up to an additional 900,000 shares of NMFC’s Common Stock granted to the underwriters in connection with the June 2013 Resale Offering, AIV Holdings exchanged an additional 750,000 Units held by AIV Holdings for 750,000 shares of NMFC’s Common Stock and instructed NMFC to issue such shares directly to the underwriters for the June 2013 Resale Offering.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2013

NEW MOUNTAIN INVESTMENTS III, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN GUARDIAN AIV, L.P.

By:	New Mountain Investments III, L.L.C.,
its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam B. Weinstein
Name:	Adam B. Weinstein
Title:	Chief Administrative Officer and
Executive Vice President

NEW MOUNTAIN GUARDIAN GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

Steven B. Klinsky

/s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky

STEVEN B. KLINSKY NON-GST EXEMPT TRUST

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky

Adam J. Collins

/s/ Adam J. Collins